                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. 9)

                                  Engage, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    292827102
                       ----------------------------------
                                 (CUSIP Number)

    Peter L. Gray, Executive Vice President and General Counsel, CMGI, Inc.,
        100 Brickstone Square, Andover, Massachusetts, 01810 978-684-3600
          -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                September 9, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 2 of 7 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      CMGI, Inc.
      04-2921333
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC; OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                  [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            4,773,550

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY

                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             4,773,550

     PERSON        -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
      WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,773,550
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                             [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 3 of 7 Pages
-----------------------                                  ---------------------


      Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc., a Delaware corporation ("CMGI"), that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Engage, Inc., a Delaware corporation ("Engage" or "Issuer"). The principal executive offices of Engage are located at 100 Brickstone Square, Andover, MA 01810.

Item 2.  Identity and Background.

     The name of the corporation filing this statement is CMGI, Inc. CMGI is a Delaware corporation. CMGI's principal business is developing and operating Internet companies. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, MA 01810. To the best knowledge of CMGI, set forth on Schedule A, which is incorporated herein by reference, is the

     . name, residence or business address

     . present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

     . shares of Engage Common Stock beneficially owned, and

     . citizenship

of each of CMGI's directors and executive officers, as of the date of filing this statement. Neither CMGI nor, to the best of CMGI's knowledge, any person named on Schedule A, attached hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.  Source and Amount of Funds or Other Consideration.

         On September 9, 2002, CMGI, Inc. ("CMGI") divested all of its equity and debt ownership interests in Engage, Inc. ("Engage"). Under the terms of the Transaction Agreement, dated as of September 9, 2002, by and among CMGI, CMGI
(UK) Limited and Engage (the "Transaction Agreement"), CMGI transferred to Engage approximately 148 million shares of common stock of Engage held by CMGI and cancelled approximately $60 million of debt, including all convertible debt, owed to CMGI by Engage (the "Transaction"). In consideration of the equity transfer and debt cancellation, Engage, among other things, (i) paid to CMGI $2.5 million in cash, (ii) agreed to pay to CMGI up to an additional $6.0 million, comprised of a senior secured promissory note due in September 2006 and earnout payments commencing in fiscal year 2004, and (iii) issued to CMGI a warrant (the "Warrant") to purchase up to 9.9% of the issued and outstanding shares of Engage Common Stock, at an exercise price of $.048 per share.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 4 of 7 Pages
-----------------------                                  ---------------------

     The Warrant is exercisable at any time and from time to time on or before the earlier of (i) the moment immediately prior to the consummation of a Company Sale (as defined) or (ii) September 9, 2009. The Warrant shall be exercisable, in accordance with its terms, for the number of shares of Common Stock of Engage equal to the product of 9.9% multiplied by the Number of Outstanding Shares of Common Stock (as defined below). For purposes of the Warrant, the "Number of Outstanding Shares of Common Stock" shall mean (i) the number of issued and outstanding shares of Common Stock of Engage plus (ii) the number of shares of Common Stock of Engage issuable upon the exercise or conversion of any outstanding securities or other rights which are exercisable for or convertible into Common Stock of Engage (other than shares issuable (a) upon exercise of this Warrant or (b) to employees or directors of Engage) as of the earlier of:
(A) the date of the first exercise of the Warrant, or (B) the moment immediately prior to the consummation of a Company Sale. The holder may exercise the Warrant in whole or in part by paying the aggregate price in cash or by canceling a portion of the Warrant equal in value to the aggregate exercise price.

     In connection with the Transaction, the Investor Rights Agreement, dated as of July 23, 1999, by and between CMGI and Engage, as amended, was amended and restated to provide certain registration rights to CMGI with respect to the shares of Common Stock of Engage issuable upon exercise of the Warrant.

     Also in connection with the Transaction, all obligations of CMGI under the Agreement and Plan of Merger and Contribution (the "Flycast/AdSmart Agreement"), dated as of January 19, 2000, by and among Engage, CMGI, AdSmart Corporation, Flycast Communications Corporation and FCET Corp., were terminated, including the requirement that CMGI return certain shares of Engage Common Stock to Engage on a quarterly basis if certain conditions pursuant to the Flycast/AdSmart Agreement are not met.

     The Transaction Agreement and the press release announcing the Transaction are filed as exhibits herewith and are incorporated by reference herein.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 5 of 7 Pages
-----------------------                                  ---------------------

Item 4.  Purpose of the Transaction.

     See the description of the Transaction set forth in Item 3 above, which description is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) CMGI beneficially owns 4,773,550 shares of Engage, representing 9.9% of Engage's outstanding common stock as of September 9, 2002, consisting of shares of Engage Common Stock issuable upon exercise of the Warrant within 60 days after September 9, 2002. In accordance with the terms of the Warrant, the number of shares of Engage Common Stock issuable upon exercise of the Warrant will fluctuate with changes in the Number of Outstanding Shares of Common Stock until the earlier of (A) the date of the first exercise of the Warrant or (B) the moment immediately prior to the consummation of a Company Sale. CMGI has sole power to vote or direct the vote and dispose or direct the disposition as to all such shares. See also Schedule A attached hereto.

     (c) See the description of the Transaction set forth in Item 3 above, which description is incorporated by reference herein.

     (d)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Transaction Agreement, the Stock Purchase Agreement, dated as of June 19, 2000, by and among CMGI, Engage and CPQ Holdings, Inc., and the Amended and Restated Investor Rights Agreement, dated as of September 9, 2002, by and between CMGI and Engage, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Engage, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT       DESCRIPTION

1. Transaction Agreement, dated as of September 9, 2002, by and among CMGI, Inc., CMGI (UK) Limited and Engage, Inc. is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated September 9, 2002 of CMGI (File No. 000-23262).

2. Press Release, dated September 9, 2002 is incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K dated September 9, 2002 of CMGI (File No. 000-23262).

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 6 of 7 Pages
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  September 17, 2002

                                    CMGI, INC.

                                    By:    /s/ Thomas Oberdorf
                                           -------------------------------------
                                           Thomas Oberdorf

                                    Title: Chief Financial Officer and Treasurer

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 7 of 7 Pages
-----------------------                                  ---------------------

                                   Schedule A

                                                                     SHARES OF ENGAGE COMMON STOCK
NAME                                      BUSINESS ADDRESS                BENEFICIALLY OWNED*
---------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF CMGI
---------------------------------------------------------------------------------------------------

David S. Wetherell                      100 Brickstone Square                 46,000
Chairman of the Board and Secretary     Andover, MA 01810
---------------------------------------------------------------------------------------------------
George A. McMillan                      100 Brickstone Square                      0
President and Chief Executive           Andover, MA 01810
Officer
---------------------------------------------------------------------------------------------------
Thomas Oberdorf                         100 Brickstone Square                      0
Chief Financial Officer and Treasurer   Andover, MA 01810
---------------------------------------------------------------------------------------------------
Peter L. Gray                           100 Brickstone Square                      0
Executive Vice President                Andover, MA 01810
and General Counsel
---------------------------------------------------------------------------------------------------
James Barnett                           1070 Arastradero Road                      0
Chief Executive Officer                 Palo Alto, CA 94304
AltaVista Company
(a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
Christian Feuer                         8550 West Bryn Mawr Avenue                 0
President and Chief Executive Officer   Suite 200
uBid, Inc.                              Chicago, IL 60631
(a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
DIRECTORS OF CMGI
(PRESENT PRINCIPAL OCCUPATION)
---------------------------------------------------------------------------------------------------
David S. Wetherell                      See above                           See above
See above
---------------------------------------------------------------------------------------------------
Anthony J. Bay                          c/o CMGI, Inc.                         8,000
Private venture capital                 100 Brickstone Square
investor and advisor                    Andover, MA  01810
---------------------------------------------------------------------------------------------------
Virginia G. Bonker                      Blue Rock Capital                          0
General Partner, Blue Rock              5700 Kennett Pike
Capital, L.P.                           Wilmington, DE  19807
---------------------------------------------------------------------------------------------------
Jonathan Kraft                          The Kraft Group                            0
President and Chief Operating Officer   1 Boston Place, 34/th/ Floor
The Kraft Group                         Boston, MA 02108
---------------------------------------------------------------------------------------------------
Peter McDonald                          c/o CMGI, Inc.                             0
Retired                                 100 Brickstone Square
                                         Andover, MA  01810
---------------------------------------------------------------------------------------------------
George A. McMillan                      See above                            See above
See above
---------------------------------------------------------------------------------------------------

* Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Engage Common Stock beneficially owned by such person.

Citizenship of each of the above named persons: USA, except for Mr. Feuer, who is a citizen of Germany.